News Release
CIBC declares dividends
Toronto, ON — August 31, 2011 (CM: TSX; NYSE) — CIBC announced today that its board of directors declared a dividend of 90 cents per share, an increase of 3 cents per share, on common shares for the quarter ending October 31, 2011 payable on October 28, 2011 to shareholders of record at the close of business on September 28, 2011.
Class A Preferred Shares
Other dividends per share for the quarter ending October 31, 2011, payable on October 28, 2011 to shareholders of record at the close of business on September 28, 2011, were declared as follows:
Series 18 — $0.343750
Series 26 — $0.359375
Series 27 — $0.350000
Series 29 — $0.337500
Series 31 — $0.293750
Series 32 — $0.281250
Series 33 — $0.334375
Series 35 — $0.406250
Series 37 — $0.406250
For further information: Rob McLeod, Senior Director, Communications and Public Affairs, 416-980-3714 or Geoff Weiss, Vice-President, Investor Relations, 416-980-5093.